SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For the month of November 2009
Commission File Number: 000-51839
CHINA GRENTECH CORPORATION LIMITED
15th Floor, Block A, Guoren Building
Keji Central 3rd Road
Hi-Tech Park, Nanshan District
Shenzhen 518057, People’s Republic of China
Tel: (86 755) 2663-8900
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑       Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐       No ☑
(If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-                    .)
N/A

CHINA GRENTECH CORPORATION LIMITED ANNOUNCES THIRD QUARTER 2009 FINANCIAL RESULTS

Unaudited Condensed Consolidated Balance Sheets

Unaudited Condensed Consolidated Statements of Operations

Unaudited Condensed Consolidated Statements of Cash Flows

SIGNATURES

2

This Form 6-K consists of:
The announcement of third quarter 2009 financial results of China GrenTech Corporation Limited (the “Registrant”), made by the Registrant in English on November 11, 2009.

3

CHINA GRENTECH CORPORATION LIMITED ANNOUNCES
THIRD QUARTER 2009 RESULTS
Total revenue increased by 85.8%;
Gross profit increased by 67.4%;
Operating income increased ten-fold;
Net income continued to improve significantly
SHENZHEN, CHINA — November 11, 2009 — China GrenTech Corporation Limited (NASDAQ: GRRF, “the Company”, or “GrenTech”), a leading China-based radio frequency (“RF”) technology and product developer and a leading wireless coverage products and services provider, today announced its unaudited financial results for the third quarter ended September 30, 2009.
Third Quarter 2009 Financial Highlights
•	Total revenue increased by 85.8% year-over-year to RMB394.9 million (US$57.8 million).(1)
➢	Revenue from wireless coverage products and services increased by 97.9% year-over-year to RMB309.3 million (US$45.3 million).

➢	Revenue from base station RF products increased by 52.4% year-over-year to RMB85.6 million (US$12.5 million).
•	Gross profit increased by 67.4% year-over-year to RMB105.2 million (US$15.4 million).

•	Operating income increased ten-fold year-over-year to RMB29.8 million (US$4.4 million).

•	Net income attributable to the equity shareholders of GrenTech was RMB20.1 million (US$2.9 million), compared to a net loss attributable to the equity shareholders of GrenTech of RMB8.4 million in the third quarter 2008.

•	Basic and diluted net income per ADS(2) were RMB0.85 (US$0.12) and RMB0.84 (US$0.12) respectively.
Mr. Yingjie Gao, Chairman and Chief Executive Officer of GrenTech, commented, “We are very pleased to report another strong quarter of financial performance, with significant growth in revenue as well as profitability in the third quarter of 2009. Our team was able to successfully execute in this positive operating environment, leading to substantial financial growth across all of our business lines. We expect that our wireless coverage business will continue to benefit from the investments by the

(1)	The Company’s reporting currency is Renminbi (“RMB”). The translation of amounts from RMB to United States dollars is solely for the convenience of the reader. RMB numbers included in this press release have been translated into U.S. dollars at the noon buying rate for U.S. Dollars in effect on September 30, 2009 in the City of New York for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, which was US$1.00=RMB6.8262. No representation is made that RMB amounts could have been, or could be, converted into U.S. Dollars at that rate or at any other rate on September 30, 2009.

(2)	Each ADS represents 25 of the Company’s ordinary shares.

Chinese telecommunications operators in their 3G networks, as they continue network enhancements in China’s major cities and embark on construction projects in second tier cities in China.
“During the third quarter 2009, phase III TD-SCDMA network construction and continued CDMA2000 and WCDMA network expansion in China also presented opportunities to GrenTech’s base station RF business. As a result, demand for our base station RF product continued to grow in the third quarter 2009, and we have made progress expanding the scale of our base station RF business and solidifying our relationship with key domestic and global base station manufacturers.
“On the operational side, we remain focused on cost controls and operational efficiency enhancements. During the third quarter 2009, we were able to grow the top line substantially, while also significantly reducing the operating expenses-to-income ratio year-over-year.
“Our focus remains unchanged. We will continue to strive to solidify our leading position in our wireless coverage and base station RF businesses, and maintain our solid, long-term business plan built on our goal of creating value for our shareholders.”
Third Quarter 2009 Unaudited Financial Results
Revenues
Revenues for the third quarter 2009 increased by RMB182.4 million (US$26.7 million), or 85.8%, to RMB394.9 million (US$57.8 million) from RMB212.5 million in the third quarter 2008. Revenues from wireless coverage products and services increased year-over-year by RMB153.0 million (US$22.4 million), or 97.9%, to RMB309.3 million (US$45.3 million), primarily due to a revenue increase in the amount of RMB108.7 million (US$15.9 million), or 208.1%, from China Unicom, which intensified its 3G wireless coverage construction in the third quarter in preparation for the large-scale commercialization of its 3G network.
As telecommunications operators in China are implementing 3G network construction in the second tier Chinese cities, demand for base station construction grew during the third quarter 2009, leading to significant growth in revenue from the Company’s base station RF products. Revenues from base station RF products increased year-over-year by RMB29.4 million (US$4.3 million), or 52.4%, to RMB85.6 million (US$12.5 million) backed by satisfactory revenue growth from key domestic and global base station manufacturers.

	Three Months Ended September 30,
	2008		2009
	Revenues	Revenues	Revenues	% of Total
	(RMB’000)	(RMB’000)	(US$’000)	Revenues
Wireless Coverage Products and Services
China Mobile	93,290	86,593	12,685	21.9%
China Unicom	52,260	160,988	23,584	40.8%
China Telecom	4,745	52,095	7,632	13.2%
China Netcom	1,165	—	—	—
Overseas	302	5,657	829	1.4%
Non-operators	4,546	3,933	576	1.0%
Subtotal	156,308	309,266	45,306	78.3%

Base Station RF Products
OEMs	56,170	85,586	12,538	21.7%
Total	212,478	394,852	57,844	100.0%
Cost of Revenues
Cost of revenues in the third quarter 2009 increased by RMB140.0 million (US$20.5 million), or 93.6%, to RMB289.6 million (US$42.4 million) from RMB149.6 million in the third quarter 2008, primarily due to a higher sales volume.
Other Revenue
The Company recognized other revenue of RMB1.2 million (US$0.1 million) in the third quarter 2009 because the Company began to lease a portion of its vacant office property in the Guoren Building. No other revenue was recognized in the third quarter 2008.
Operating Expenses
Research and development expenses increased by RMB1.0 million (US$0.1 million), or 6.5%, to RMB16.5 million (US$2.4 million) from RMB15.5 million in the third quarter 2008, primarily due to an increase in the amount of materials used in research and development projects.
Sales and distribution expenses increased by RMB16.4 million (US$2.4 million), or 60.9%, to RMB43.2 million (US$6.3 million) from RMB26.8 million in the third quarter 2008, primarily as a result of an increase in sales activities and distribution expenses driven by the increased sales volume. However, as percentage of revenues, sales and distribution expenses decreased to 10.9% from 12.6% in the third quarter

2008 due to cost controls and enhanced operating efficiency.
General and administrative expenses decreased by RMB0.8 million (US$0.1 million), or 4.6%, to RMB17.0 million (US$2.5 million) from RMB17.8 million in the third quarter 2008. The year-over-year decrease was primarily driven by effective administrative cost controls and measures to energy conservation measures.
Accordingly, total operating expenses increased by RMB16.5 million (US$2.4 million), or 27.5%, to RMB76.7 million (US$11.2 million) from RMB60.1 million in the third quarter 2008.
Other Expense/Income
Interest income increased by RMB2.3 million (US$0.3 million), or 50.6%, to RMB6.7 million (US$1.0 million) from RMB4.5 million in the third quarter 2008, primarily due to an increase in interest income related to long-term accounts receivable.
Interest expense decreased by RMB0.6 million (US$0.1 million), or 4.2%, to RMB14.7 million (US$2.2 million) from RMB15.3 million in the third quarter 2008, primarily due to decreased interest rates, the impact of which was partially offset by increased bank loan balances.
Foreign currency exchange gains were RMB0.3 million (US$0.05 million), compared to a loss of RMB1.0 million in the third quarter 2008, primarily due to the depreciation of the RMB against the U.S. dollar.
Grant income increased by RMB3.6 million (US$0.5 million) to RMB3.7 million (US$0.5 million) from RMB0.1 million in the third quarter 2008, primarily due to an increase in the number of projects that qualified for local government subsidies compared to the same period of last year.
Accordingly, total other expense decreased by RMB7.8 million (US$1.1 million), or 66.8%, to RMB3.9 million (US$0.6 million) from RMB11.7 million in the third quarter 2008.
Earnings
Gross profit increased by RMB42.4 million (US$6.2 million), or 67.4%, to RMB105.2 million (US$15.4 million) from RMB62.8 million in the third quarter 2008, primarily due to the significant increase in total revenues.
Gross margin decreased to 26.6% in the third quarter 2009 from 29.6% in the same period last year, primarily due to a decrease in the average selling price of wireless coverage equipment as a result of the implementation of the centralized bidding, the impact of which was offset in part by the increase in sale volume.
Operating income increased by RMB27.1 million (US$4.0 million) and was RMB29.8 million (US$4.4 million), a ten-fold increase over RMB2.7 million in the third quarter 2008.
Net income attributable to the equity shareholders of GrenTech was RMB20.1 million (US$2.9 million) in the third quarter 2009, compared to a net loss attributable to the equity shareholders of GrenTech of RMB8.4 million in the third quarter 2008.
Basic and diluted net income per ADS in the third quarter 2009 were RMB0.85 (US$0.12) and RMB0.84 (US$0.12) respectively.
Balance Sheet
Cash, cash equivalents and pledged time deposits decreased by RMB275.4 million (US$40.3 million), or 66.3%, to RMB140.3 million (US$20.6 million) from RMB415.7 million as of December 31, 2008, primarily attributable to working capital outflows for raw material purchases to meet the increased sales demand and operating overhead.
Total accounts receivable increased by RMB289.4 million (US$42.4 million), or 22.6%, to RMB1,568.9 million (US$229.8 million) from RMB1,279.5 million as of December 31, 2008, primarily due to the fact that the majority of sales generated in the third quarter 2009 had not yet entered into their respective collection periods as of the end of such quarter.
Inventories increased by RMB344.4 million (US$50.5 million), or 66.2%, to RMB865.1 million (US$126.7 million) from RMB520.6 million as of December 31, 2008, primarily due to increased raw material purchases to meet forthcoming sales orders and a higher level of finished goods that were installed in customer sites but have not yet been recognized as revenue because the completion certificates or inspection certificates had not been received.
Total assets increased by RMB403.8 million (US$59.2 million), or 14.2%, to RMB3,242.8 million (US$475.1 million) from RMB2,839.0 million as of December 31, 2008, primarily due to increased inventories and total accounts receivable.
Total liabilities increased by RMB368.7 million (US$54.0 million), or 26.3%, to RMB1,770.1 million (US$259.3 million) from RMB1,401.4 million as of December 31, 2008. Current liabilities increased by RMB388.8 million (US$57.0 million), or 30.7%, to RMB1,655.4 million (US$242.5 million) from RMB1,266.6 million as of

December 31, 2008. The increase in liabilities was primarily due to an increase of RMB293.8 million (US$43.0 million) in accounts payable and bills payable for the purchase of raw materials, and an increase of RMB106.0 million (US$15.5 million) in short-term bank loans.
Business Outlook
Wireless Coverage Products and Services
The Company expects the wireless coverage business will remain strong in the fourth quarter 2009 primarily due to the following factors:
•	According to public announcements, the Chinese telecommunications operators intend to have nationwide 3G networks by 2011. Because the construction period for wireless coverage networks will be longer than that of base station networks, GrenTech believes that it will continue to receive orders for new 3G wireless coverage construction projects in the coming years.

•	GrenTech believes the telecommunication operators will continue wireless coverage network construction during the fourth quarter 2009 in order to meet their annual investment plans.

•	The operators are also allocating more resources to wireless LAN (“WLAN”) construction. Following GrenTech’s win in the centralized bidding process for China Mobile’s WLAN equipment contracts in the second quarter, GrenTech has won its bid for China Telecom’s WLAN equipment contracts in the third quarter. The Company expects that WLAN network investments will provide further growth opportunities.

•	During the fourth quarter, GrenTech anticipates that it will receive more completion certificates or inspection certificates for those finished goods that have been installed in customer sites, which will enable the Company to recognize revenues for such projects.
Base Station RF Products
The Company expects demand for base station RF products in the fourth quarter 2009 to increase over last quarter:
•	Construction for China Unicom’s WCDMA network in second tier cities and China Mobile’s TD-SCDMA Phase III construction are expected to be completed by the end of the year. China Telecom’s CDMA2000 network expansion will continue in the fourth quarter 2009. The Company believes that these factors will continue to drive demand for base station RF products and benefit its base station RF business.

•	The Company began bulk supply of its newly developed GSM modules to the domestic base station manufacturers at the beginning of the fourth quarter 2009.

•	At the same time, the Company believes that demand from overseas base station manufacturers will remain stable.
Guidance for the Full Year 2009 and the Fourth Quarter 2009
Management estimates that revenues for the full year 2009 will range between RMB1,588 million and RMB1,608 million, representing 61% to 63% year-over-year growth. Revenues for the fourth quarter 2009 will range between RMB485 million and RMB505 million.
Conference Call and Webcast
The Company’s management team will conduct a conference call on Thursday, November 12, 2009 at 5:00 am (Pacific) / 8:00 am (Eastern) / 9:00 pm (Beijing/ Hong Kong). A webcast of the conference call will be available on the Company’s website at http://www. GrenTech.com.cn.
About China GrenTech
GrenTech is a leading developer of radio frequency (“RF”) technology in China and a leading provider of wireless coverage products and services in China. The Company uses RF technology to design and manufacture wireless coverage products, which enable telecommunication operators to expand the reach of their wireless communication networks to indoor and outdoor areas, such as buildings, highways, railways, tunnels and remote regions. GrenTech’s wireless coverage services include design, installation and project warranty services. The Company also tailors the design and configuration of its wireless coverage products to the specific requirements of its customers.
Based on its in-house RF technology platform, the Company also develops and produces base station RF parts and components sold to base station manufacturers. GrenTech is a qualified supplier of RF parts and components to the global and domestic major base station manufacturers including Ericsson (China) Corporation Ltd, Nokia Siemens Network, Huawei Technologies and ZTE Corporation. For more information, please visit www.GrenTech.com.cn.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
Statements contained in this press release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including financial projections and forecasts, involve risks and uncertainties that could cause the Company’s actual results to differ materially from its current expectations. Factors that could cause the Company’s results to differ materially from those set forth in these forward-looking statements include the Company’s reliance on business relationships with the Chinese telecommunication operators and base station manufacturers; the risk that the Company will continue to experience downward pressure on the pricing of its products and services due to the telecommunication operators’ bidding policies or other factors; the risk that the telecommunication operators in China will not expand or maintain their spending on 2G, 3G, WLAN or other network projects; uncertainty as to the future demand for base station RF products by domestic or international base station manufacturers, including the risk that demand in China or elsewhere for base stations may not grow as the Company’s management anticipates; risks associated with large accounts receivable, long collection periods and accounts receivable cycles and uncertainty as to whether new operator policies will improve such cycles in the long-term; fierce competition in the wireless communication industry; growth of, and risks inherent in, the wireless communication industry in China, including uncertainties regarding the timing and nature of any future restructuring of the telecommunication operators in China and the risks that such restructuring will not result in expanded investments to expand network coverage or quality; uncertainty as to future profitability and the Company’s ability to obtain adequate financing for its planned capital expenditure requirements; its reliance on third parties to carry out the installation of its wireless coverage products; uncertainty as to its ability to continuously develop and manufacture new RF technologies and keep up with changes in RF technologies; risks associated with possible defects and errors in its wireless coverage products or RF products; uncertainty as to the Company’s ability to protect and enforce its intellectual property rights; and uncertainty as to the Company’s ability to attract and retain qualified executives and personnel, particularly in its research and development department. Other factors that may causes the Company’s actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect its prospects in general are described in the Company’s filings with the Securities and Exchange Commission, including its Registration Statement on Form F-1 related to its initial public offering and its annual reports on Form 20-F. The Company undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or changed assumptions or circumstances.

Investor Contact:	Investor Relations (US):
Cat Zhang, Investor Relations Manager	Delia Cannan
China GrenTech Corp Ltd.	Taylor Rafferty
+86 755 2650 3007	+1 212 889 4350
investor@grentech.com.cn	GrenTech@Taylor-Rafferty.com

Investor Relations (HK):	Media Contact:
Ruby Yim	Jason Marshall
Taylor Rafferty	Taylor Rafferty
+852 3196 3712	+1 212 889 4350
GrenTech@Taylor-Rafferty.com	GrenTech@Taylor-Rafferty.com
— FINANCIAL TABLES TO FOLLOW —

China GrenTech Corporation Limited and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
As of December 31, 2008 and September 30, 2009
(RMB and US$ expressed in thousands)

	December 31,2008	September 30,2009	September 30,2009
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	293,353	49,009	7,180
Pledged time deposits	122,368	91,286	13,373
Accounts receivable, net	728,260	956,612	140,138
Inventories	520,619	865,056	126,726
Other current assets	115,066	161,184	23,613

Total current assets	1,779,666	2,123,147	311,030
Long-term accounts receivable	551,210	612,276	89,695
Other non-current assets	508,094	507,369	74,327

Total assets	2,838,970	3,242,792	475,052

Liabilities
Current liabilities
Short-term bank loans	480,207	586,159	85,869
Other current liabilities	786,410	1,069,220	156,636

Total current liabilities	1,266,617	1,655,379	242,505
Long-term debt	130,000	110,000	16,114
Other non-current liabilities	4,752	4,697	688

Total liabilities	1,401,369	1,770,076	259,307
Total GrenTech’s shareholders equity	1,433,247	1,468,362	215,107
Non controlling interests	4,354	4,354	638

Total liabilities and equity	2,838,970	3,242,792	475,052

China GrenTech Corporation Limited and Subsidiaries
Unaudited Condensed Consolidated Statements of Operations
(RMB and US$ expressed in thousands, except share and per share data)

	For Three Months Ended September 30,			For Nine Months Ended September 30,
	2008	2009	2009	2008	2009	2009
	RMB	RMB	US$	RMB	RMB	US$
Revenues	212,478	394,852	57,844	470,208	1,103,359	161,636
Cost of revenues	(149,635)	(289,641)	(42,431)	(323,271)	(819,146)	(120,000)

Gross profit	62,843	105,211	15,413	146,937	284,213	41,636
Other revenue	—	1,255	184	—	1,680	246
Operating expenses:
Research and development costs	(15,477)	(16,485)	(2,415)	(48,620)	(42,375)	(6,208)
Sales and distribution expenses	(26,841)	(43,199)	(6,328)	(86,665)	(121,619)	(17,817)
General and administrative expenses	(17,816)	(16,989)	(2,489)	(50,199)	(51,502)	(7,545)

Total operating expenses	(60,134)	(76,673)	(11,232)	(185,484)	(215,496)	(31,570)

Operating income / (loss)	2,709	29,793	4,365	(38,547)	70,397	10,312
Other income / (expense) :
Interest income	4,482	6,749	989	14,718	24,757	3,627
Interest expense	(15,349)	(14,708)	(2,155)	(42,581)	(43,251)	(6,336)
Investment income	—	—	—	296	—	—
Foreign currency exchange (loss)/gain	(974)	329	48	(10,907)	(373)	(55)
Grant income	110	3,736	547	2,231	5,402	791

Total other expense	(11,731)	(3,894)	(571)	(36,243)	(13,465)	(1,973)

(Loss)/earnings before income tax benefit/(expense)	(9,022)	25,899	3,794	(74,790)	56,932	8,339
Income tax benefit/(expense)	363	(5,772)	(846)	7,132	(17,185)	(2,518)

Net (loss)/income	(8,659)	20,127	2,948	(67,658)	39,747	5,821
Less net income attributable to non controlling interests	227	6	1	655	—	—

Net (loss) /income attributable to the equity shareholders of GrenTech	(8,432)	20,133	2,949	(67,003)	39,747	5,821

(Loss) /earnings per share available to the equity shareholders of GrenTech:
— Basic	(0.01)	0.03	0.005	(0.11)	0.07	0.01

— Diluted	(0.01)	0.03	0.005	(0.11)	0.07	0.01

Weighted average number of ordinary shares outstanding:
— Basic	609,553,400	590,925,175	590,925,175	612,551,636	597,336,603	597,336,603

— Diluted	609,553,400	595,914,409	595,914,409	612,551,636	604,801,037	604,801,037

China GrenTech Corporation Limited and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
For the Nine Months ended September 30, 2008 and 2009
(RMB and US$ expressed in thousands)

	For Nine Months Ended September 30,
	2008	2009	2009
	RMB	RMB	US$
Net cash used in operating activities	(185,618)	(279,526)	(40,949)
Net cash provided by / (used in) investing activities	35,769	(18,374)	(2,692)
Net cash (used in) / provided by financing activities	(95,506)	53,930	7,900
Effect of exchange rate changes on cash	(3,469)	(374)	(54)

Net decrease in cash and cash equivalents	(248,824)	(244,344)	(35,795)
Cash at beginning of the period	316,778	293,353	42,975

Cash at end of the period	67,954	49,009	7,180

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
China GrenTech Corporation Limited
/s/ Rong Yu
Name: Rong Yu
Title: Director and Chief Financial Officer
Date: November 13, 2009